
June 10, 2010

Mr. Peter W. Keegan
Senior Vice President and
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, NY 10065

> **Re: Loews Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-06541**

Dear Mr. Keegan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010

Highmount Exploration & Production LLC, Page 11

Reserves, page 13

1.   We note your statement, "Due to the five year limitation on proved undeveloped reserves, HighMount reclassified 208 Bcfe of proved undeveloped reserves to the non-proved category. Subsequently, 238 Bcfe of probable reserves were promoted to the proved undeveloped category, as these pertain to locations HighMount expects to drill during the next five years." Please:

- Explain to us the conditions that you overcame and the technologies you used to allow the probable reserve volumes to be reclassified as proved undeveloped.

- Provide us with descriptions of the properties to which these two reserve quantities were attributed.

- Address whether the promoted probable reserves were associated with the same properties to which the de-booked 208 BCFE were attributed.

- Tell us your total Permian Basin probable reserves figures.

2. We note that you:

    - Drilled 212 net Permian Basin development wells in 2010, but converted only 8 BCFE to proved developed status;

    - Added 42 BCFE in proved reserves by drilling; and

    - Expended, in 2010 and 2009 respectively, only 4% of the estimated development costs in your 2009 and 2008 standardized measure towards PUD development. This implies about 20 years to complete development of your booked PUD reserves.

      Please explain to us the reasons that this development drilling (i.e. in proved areas) converted only 8 of 304 BCFE in PUD reserves. Address the expenditure of four percent of the prior year's estimated development costs in 2010 and 2009.

3. Please tell us whether you have disclosed PUD reserves/locations at year-end 2010 that are scheduled for drilling beyond five years from booking.

Acreage, page 14

4. We note the disclosure of you undeveloped acreage. Item 1208(b) of Regulation S-K requires the disclosure of material, minimum remaining terms of leases and concessions. Please provide us proposed disclosure to be included in future periodic reports to expand your presentation to comply with Regulation S-K.

Notes to Consolidated Financial Statements, page 104

Note 15. Supplemental Natural Gas and Oil Information (Unaudited), page 153

5. FASB ASC Subparagraph 932-235-50-23b requires the inclusion of "Production (lifting) costs" with the disclosure of the Results of Operations. We note the Consolidating Statement of Income Information, page 176, does not appear to identify these production costs. Please direct us to the appropriate location in your filing or provide us proposed disclosure to be included in future periodic reports to expand your presentation to comply with ASC 932.

6. We note the statement on page five of Exhibit 23.03, your third party engineering report, "For operated properties, the operating costs do not include any corporate general administrative and overhead costs." With regard to producing well overhead, FASB ASC, paragraph 932-235-50-26 states, "…some expenses incurred at an entity's central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities, and therefore shall be reported as such." Please:

- Justify your allocation of no G&A to production costs even though some supervision is an unavoidable requirement for oil and gas production. We recognize that the level of such supervision varies in the industry;

- Furnish to us the figures for each component of your unit historical production costs for each of the last three years;

- Tell us whether you use these same components for production costs in your standardized measure;

- Tell us if you have reduced your disclosed total production costs by including some or all of the COPAS reimbursements you received as operator. If so, tell us the figures for each of the last three years.

Reserves, page 154

7. We note your statement, "Additionally, HighMount reduced its proved developed and proved undeveloped reserves by 346 Bcfe as a result of higher production declines on its producing wells than previously anticipated." With reasonable detail, please describe to us the engineering methods you used for the initial and for the most recent reserve estimates here. Include the technical basis for the reserve figures and sources for the decline and/or volumetric parameters you used.

8. Please tell us if you have commitments to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. If so, please provide us proposed disclosure to be included in future periodic reports to include the information specified by Item 1207 of Regulation S-K.

Note 19. Legal Proceedings, page 167

9. Regarding the Insurance Brokerage Anti-trust Litigation, it is not clear how "not readily determinable" in your disclosure "The extent of losses beyond any amounts that may be accrued are not readily determinable at this time," meets the disclosure required by ASC 450-20-50-4. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 450-20-50-4. If it is the case that an estimate cannot be made, please tell us your process at each reporting date to make this determination, and the facts and circumstance that currently prevent you from making an estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704 or Roger Schwall, Assistant Director, at (202) 551- 3745 with questions related to the oil and gas reserves comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant